SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 9)


                     Nordic American Tanker Shipping Limited
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                                (Name of Issuer)


                                  Common Shares
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                         (Title of Class of Securities)


                                    G65773106
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                                 (CUSIP Number)

                           Ugland Nordic Shipping ASA
                               Thor Dahls gt. 1-3
                                   P.O. Box 54
                             3201 Sandefjord, Norway
                           Attention: Herbjorn Hansson
                               011-47-33-46-85-47
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 15, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   G65773106
            ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ugland Nordic Shipping ASA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [_]
                                                               (b) [X]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     12,921

8.   SHARED VOTING POWER


9.   SOLE DISPOSITIVE POWER

     12,921

10.  SHARED DISPOSITIVE POWER


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,921

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%

14.  TYPE OF REPORTING PERSON*

     CO

The purpose of this Amendment No. 9 to the previously filed Schedule 13D is to report that the ownership of Ugland Nordic Shipping ASA ("Ugland" or the "Reporting Person") in the Common Shares, $.01 par value (the "Shares"), of Nordic American Tanker Shipping Limited (the "Issuer") has decreased below 5% of the total outstanding Shares since the date of the last Amendment. The ownership of Ugland has decreased from 10.31% to below 5% of the total outstanding Shares.

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is: Common Shares, $.01 par value, of Nordic American Tanker Shipping Limited.

         The name and address of the principal executive and business office of the Issuer is:

         Nordic American Tanker Shipping Limited
         Canons Court
         22 Victoria Street
         Hamilton HM 12
         Bermuda

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Item 2.  Identity and Background.

         This statement is being filed on behalf of Ugland Nordic Shipping ASA, a Norwegian shipping Company. Herbjorn Hansson is the President and Chief Executive Officer of Ugland. The address for Ugland is Thor Dahls gt.1-3, P.O. Box 54, 3201 Sandefjord, Norway.

         Neither the Reporting Person nor its executive officer has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor its executive officer has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect such laws.

         Mr. Hansson is a citizen of Norway.

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Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Person may be deemed to beneficially own $12,921 Shares.

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Item 4.  Purpose of Transaction.

         The Shares acquired by the Reporting Person were acquired for, and were sold for, investment purposes. The Reporting Person has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

         As of the date hereof, Ugland owns, 12,921 Shares. As of the date hereof, there were 9,706,606 Shares outstanding. Therefore, Ugland owns 0.13% of the outstanding Shares.

         The Reporting Person has the sole power to vote, direct the vote, dispose of or direct the disposition of all the Shares that it owns. Herbjorn Hansson disclaims beneficial ownership of the securities covered by this Schedule 13-D pursuant to Rule 13d-4.

         All transactions in the Shares effected by the Reporting Person since the most recent filing on Schedule 13D were effected in open- market transactions and are set forth in Exhibit 1.

         The ownership of the Reporting Person in the Shares of Nordic American Tanker Shipping Limited decreased below 5% of the total outstanding Shares of the Issuer on January 6, 2004.

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Item 6.  Contracts, Arrangements,  Understandings  or Relationships with Respect to Securities of the Issuer.

         No change.

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Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Description of the transactions of the Shares that were effected by the Reporting Person.

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 10, 2004
                                                      -----------------
                                                             (Date)


                                                 /s/ Herbjorn Hansson
                                                 --------------------
                                                 Name: Herbjorn Hansson
                                                 Title: President and Chief
                                                        Executive Officer

Exhibit 1

                            Schedule of Transactions

  Date              Shares Sold               Price Per Share (gross)
 ------             -----------               -----------------------
01/15/04            95200                          17.71
01/14/04            71100                          16.89
01/13/04            22000                          16.06
01/09/04            22500                          15.92
01/08/04            32400                          15.82
01/06/04            45100                          15.37
01/05/04            16800                          15.42
01/02/04            33200                          15.10
12/30/03            10200                          14.90
12/29/03            10600                          14.97
12/29/03            39800                          15.07
12/24/03             6200                          14.73
12/23/03            53400                          14.66
12/22/03            51800                          14.75
12/19/03           127700                          14.86
12/18/03            50300                          14.74
12/17/03            40000                          14.52
12/16/03            42400                          14.49
12/15/03            17600                          14.68

01318.0002#462594